Exhibit 99.1

Dated the 28 day of June 2023

TEKO LIMITED

(the Vendor)

AND

INTEGRATED MEDIA TECHNOLOGY LIMITED

(the Purchaser)

AND

TEKO ENERGY PTY LTD

(the Company)

AGREEMENT FOR THE SALE AND PURCHASE OF
100% OF THE ISSUED SHARES OF
TEKO ENERGY PTY LTD

TABLE OF CONTENTS

1.	INTERPRETATION	2

2.	SALE AND PURCHASE OF THE SALE SHARES	3

3.	CONDITIONS	3

4.	CONSIDERATION	5

5.	COMPLETION	5

6.	OBLIGATIONS AFTER COMPLETION	7

7.	WARRANTIES	7

8.	PRE-COMPLETION OBLIGATIONS	11

9.	ACCESS TO INFORMATION	12

10.	FURTHER ASSURANCE	12

11.	CONFIDENTIALITY AND ANNOUNCEMENTS	12

12.	GENERAL	12

13.	NOTICES	13

14.	COSTS AND STAMP DUTY	13

15.	GOVERNING LAW AND JURISDICTION	13

16.	LEGAL REPRESENTATION	13

17.	COUNTERPARTS	13

SCHEDULES

Schedule 1 – Warranties		14

EXECUTION

- i -

THIS AGREEMENT is made on the 28th day of June 2023

BETWEEN:

(1)	TEKO LIMITED, a company incorporated in Hong Kong with its address at Room 15, 6/F, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong (“Vendor”);

(2)	INTEGRATED MEDIA TECHNOLOGY LIMITED, a company incorporated in Australia (ABN 132 653 948) and having its registered office at Suite 1401, 14/F, Elizabeth Street, Sydney, NSW 2000 Australia (the “Purchaser” or “IMTE”); and

(3)	TEKO ENERGY PTY LTD, a company incorporated in South Australia (ACN 661 125 435) with its registered address at Level 7, 420 King William Street, Adelaide SA 5000, Australia (the “Company”).

WHEREAS:

(A)	The Vendor is the beneficial owner of 10 shares (“Sale Shares”) representing 100% equity interests in the capital of the Company.

(B)	The Company is an investment holding company holding 50% equity interests in Admiral Energy Corporation Pty Ltd (“AEC”), an Australian company with registered address at Level 7, 420 King William Street, Adelaide SA 5000, Australia. The other 50% shareholder in AEC is Admiral Global DMCC (“AGD”), a company incorporated in Dubai with its registered address at Unit No. 30-01-BA1448, Jewellery & Gemplex, DMCC, Dubai, United Arab Emirates. The Company and AGD have signed a shareholder agreement dated 19 January 2023 to memorialize the shareholding relationship. AEC is in the business of marketing, sales and distribution of Admiral branded energy storage solutions and mobility products under the brand “Admiral” for the Asia Pacific territory.

(C)	The Purchaser is a company listed on the Nasdaq Capital Markets under the symbol IMTE.

(D)	The Vendor has agreed to sell, and the Purchaser has agreed to purchase the Sale Shares by the issuance of Consideration Shares to the Vendor on the terms and conditions of this Agreement.

NOW THEREFORE IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement (including the Recitals and Schedules), unless the context otherwise requires, the following words and expressions shall have the following meanings ascribed to each of them below:

“Agreement”	this agreement for the sale and purchase of the Sale Shares, as amended or supplemented from time to time;

“Business”	such business begin engaged by the Company from time to time;

“Business Day”	a day (other than Saturdays) on which banks in Australia are generally open for the transaction of normal banking business;

“Claims”	means any claim, notice, demand, action, proceeding, litigation, investigation or judgment whether based in contract, tort, statute or otherwise;

“Completion Date”	the date falling on the fifth (5th) Business Day after the conditions set out in Clause 3.1 have been fulfilled or waived by the Purchaser and or the Vendor;

“Completion”	completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of this Agreement;

“Consideration”	the consideration payable by the Purchaser for the purchase of the Sale Shares pursuant to Clause 4.1;

“Consideration Shares”	means the shares in the Purchaser issued to the Vendor for the Sale Shares set out in Clause 4;

“Due Diligence Material”

means all information relating to the Company, the Business or the Purchaser’s proposed purchase of the Sale Shares:

(a) provided by or on behalf of the Vendor or any of its officers, representatives, advisers, consultants or agents to the Vendor or its officers, representatives, advisers, consultants or agents, whether contained in a document or disclosed orally or otherwise; or

(b) obtained by the Purchaser in any other way;

“Encumbrance”	any mortgage, charge, pledge, lien (otherwise than arising by statue or operation of law), equities, hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale and leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same;

“Governmental Agency”	means, in relation to any matter, any relevant Federal Government, State Government, local authority, statutory authority, administrative body or department, tribunal or agency having authority in respect of that matter;

“Issue Price”	Calculated as 5% discount to the 5 day VWAP immediately prior to completion;

“Liabilities”	means all liabilities, obligations, losses, damages, outgoings, costs and expenses of whatever description;

“Long Stop Date”	31 July 2023 (or such later date the parties to this Agreement may agree in writing);

“Management Accounts”	the unaudited balance sheet of the Company as at the 31 May 2023 and the unaudited profit and loss account of the Company for the period from 20 July 2022 (date of inception) to 31 May 2023 to be prepared by the Company;

“Sale Shares”	10 of Shares to be sold by the Vendor to the Purchaser which constitute 100% of the total issued share capital of the Company as at the Completion Date;

“Shares”	shares in the share capital of the Company;

“Taxation”	All forms of taxation whenever created or imposed and whether in Australia or elsewhere and without limiting the generality of the foregoing, includes all forms of profits tax, interest tax, salaries tax, property tax, estate duty, stamp duty, sales tax, any provisional tax, customs and import duty, and any amount equal to any deprivation of any relief, allowance, set off deduction in computing profits or rights to repayment of taxation granted by or pursuant to any legislation concerning or otherwise relating to taxation and also includes in addition and without prejudice to the foregoing, all fines, penalties, costs charges, expenses and interests relating thereto;

“Warranties”	in respect of the Company, the representation and warranties set out in Clause 7 and Schedule 1; and

“US$”	means United States Dollars.

1.2	The heading of this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, references in this Agreement to the singular shall be deemed to include references to the plural and vice versa; references to one gender shall include all genders and references to any person shall include an individual, firm, body corporate or unincorporated.

1.3	References in this Agreement to clauses, schedules and exhibits are references to clauses schedules and exhibits of this Agreement and references to sub-clauses and paragraphs are unless otherwise stated, references to sub-clauses and paragraphs of the clause, sub-clause or, as appropriate, the schedule or the exhibit in which the reference appears.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the fulfilment of the conditions set out in Clause 3.1 of this Agreement, the Vendor as beneficial owner of the Sale Shares shall sell and the Purchaser shall (or the Purchaser’s nominee), relying on the warranties and indemnities herein contained, purchase the Sale Shares free from all Encumbrances together with all rights now or hereafter attaching thereto including but not limited to all dividends paid, declared and/or made in respect thereof on or after the date of this Agreement for the consideration set out in Clause 4.1 in this Agreement.

3.	CONDITIONS

3.1	Completion is conditional upon:

(a)	the Purchaser notifying the Vendor in writing that it is satisfied in reliance on the Warranties and upon having completed its due diligence (including without limitation, legal, financial and commercial aspects) in respect of the Company referred to in Clause 3.3 below and the results of which are, in the absolute opinion of the Purchaser, satisfactory and acceptable to the Purchaser in all respects;

(b)	approval, if necessary, by the eligible shareholders of the Purchaser to approve the transaction in this Agreement and the Consideration Shares contemplated to be issued in this Agreement;

(c)	the Vendor having obtained all necessary consents and approvals for the transactions contemplated under this Agreement (if required) from the relevant governmental or regulatory authorities in Australia or elsewhere under the relevant applicable laws and regulations;

(d)	the Purchaser having obtained all necessary consents and approvals for the transactions contemplated under this Agreement (if required) from the relevant governmental or regulatory authorities in Australia or elsewhere under the relevant applicable laws and regulations;

(e)	the Vendor and or the Company having complied with its pre-Completion obligations specified in Clause 8 and otherwise having performed all of the covenants and agreements required to be performed under the Agreement; and

(f)	the Warranties remaining true and accurate and not misleading in any material respect as if repeated on the Completion Date and at all times between the date of this Agreement and the Completion Date.

3.2	In relation to Clause 3.1(a), the Company shall give and shall procure that the Purchaser and/or any persons authorized by it in writing will be given such access to the premises and all books, documents, title deeds, records, returns, approvals, correspondence and accounts of the Company and all such information relating to the Company as may be reasonably requested by or on behalf of the Purchaser to undertake and conduct a full due diligence (including but without limitation, in all legal, financial and commercial aspects) against the Company and be permitted to take copies of any books, documents, title deeds, records and accounts and that the directors and employees of all members of the Company shall be instructed to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them. For the avoidance of doubt, such due diligence shall not limit or otherwise qualify in any way the obligations and liabilities of the Vendor under Clause 7.

3.3	The Purchaser may at any time by notice in writing to the Vendor waive any of the conditions set out in Clause 3.1. If (a) any of the conditions set out in Clause 3.1 has not been satisfied (or as the case may be, waived by the Purchaser) on or before 5:00 p.m. on the Long Stop Date or such later date as the Purchaser may agree; or (b) the Purchaser is not satisfied with the results of the due diligence conducted according to Clause 3.2 and informs the Vendor in writing at any time, this obligations and liabilities hereunder save for any antecedent breaches of the terms hereof.

4.	CONSIDERATION

4.1	The consideration for the sale and purchase of the Sale Shares (the “Sale Consideration”) shall be the issuance of shares in IMTE (the “Consideration Shares”) at the Issue Price for a total value of US$750,000 on the Completion Date (the “Allotment Date”) as set out in Clause 5.4. The Consideration Shares will be issued as fully paid and will rank pari passu in all respects with the existing shares in IMTE in issue on the Allotment Date.

5.	COMPLETION

5.1	Completion shall take place by electronic exchange of documents on the Completion Date at 5:00 p.m. (or at such other place and time as the parties may agree) when all the acts and requirement set out in this Clause 5 shall be complied with.

5.2	On Completion, the Vendor and or the Company (as the case may be) deliver or procure the delivery to the Purchaser of all the following:

(a)	The Vendor delivers the instruments of transfer and contract notes in respect of the transfer of the Sale Shares duly executed by the Vendor in favor of the Purchaser or such other nominee(s) as the Purchaser may direct and such other documents as may be required to give a good and effective transfer of title to the Sale Shares to the Purchaser or such nominee(s) and to enable the Purchaser or such nominee(s) to become the registered and beneficial holder thereof free from all Encumbrances to the Purchaser’s satisfaction;

(b)	the Vendor delivers the share certificates of the Sale Shares and other evidence as may be required by the Purchaser showing that the Vendor is the beneficial owner of the Sale Shares free from all Encumbrances;

(c)	the Company delivers copies, certified as true and complete by a director of the Company, of resolutions of the shareholders meeting/board of directors approving the matters as stipulated in Clauses 5.3; and

(d)	the Company delivers in respect of the Company and AEC, as applicable:

(i)	all statutory records and minute books (which shall be written up to date as at Completion), all unissued share certificates (if any) and all other statutory records then;

(ii)	all common seals and all rubber stamps, cheque books, cheque stubs and bank statements, receipt books, all current insurance policies, books and accounts and title deeds and evidence of ownerships to all assets and all current contracts and all other accounting records;

(iii)	copies of all tax returns and assessments (receipted where the due dates for payment fell on or before the Completion Date);

(iv)	all correspondence and other documents belonging to the Company (including its constitutional documents); and provided that, if the Purchaser so agrees, delivery of all documents and records referred to in this Clause 5.2(d) shall be deemed to have been effected where they are situated in premises and shall continue to be in the sole occupation of the Company following Completion or otherwise in the custody of persons who shall remain officers and/or employees of the Company following Completion.

5.3	On Completion, the Company shall procure a meeting of the shareholders/directors (as appropriate) of the Company at which such matters shall be dealt with and resolved upon as the Purchaser shall require for the purposes of giving effect to the provisions of this Agreement including:

(a)	approving the sale and purchase of the Sale Shares; and

(b)	amending the memorandum and articles of association of the Company as may be required by the Purchaser in writing prior to the Completion.

(c)	issued share certificates in the name of the Purchaser or its nominee and to register the Purchaser or its nominee in the share register of the Company.

5.4	Against performance of the obligations by the Vendor and or the Company (as the case may be) under Clauses 5.2 and 5.3 above, the Purchaser shall, on Completion:

(a)	cause to be delivered to the Vendor the Shareholder Statement in IMTE in the name of the Vendor or their respective nominee(s) for the Consideration Shares;

(b)	deliver to the Vendor a certified copy of the directors’ resolutions of the Purchaser approving this Agreement, and a certified copy of the directors’ resolutions of the Company approving this Agreement; and

(c)	issue and allot the Consideration Shares (restricted SEC Rule 144 stock) which have not been registered with the U.S. Securities Exchange Commission and the Company has no obligation to register the Consideration Shares under the US Securities Act or the securities laws of any state or other jurisdiction of the United States.

5.5	If the Vendor or the Company, as appropriate, shall fail to do anything required to be done by them under Clauses 5.2 and 5.3, without prejudice to any other right or remedy available to the Purchaser, the Purchaser may:

(a)	defer Completion to a day not later than 14 days after the date fixed for Completion (and so that the provisions of this paragraph (a) shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable but without prejudice to the Purchaser’s rights to the extent that the Vendor shall not have complied with their obligations

(c)	rescind this Agreement without liability on its part.

5.6	The parties to the Agreement confirm and agree that Clauses 6 to 17 shall survive the Completion.

6.	OBLIGATIONS AFTER COMPLETION

6.1	Within one month of Completion, the Purchaser and the Company agrees to change the Company’s name and not use the word “Teko” or and “Teko Energy” in the new name.

6.2	The Purchaser and the Company acknowledges and confirm that the continued use of the “Teko” or “Teko Energy” name after Completion will cause irreparable damage to the Vendor’s brand image in the market place, and that the Purchaser and the Company shall take all necessary action to change the name within the agreed time.

7.	WARRANTIES

7.1	The Vendor warrants and undertakes to and with the Purchaser that the Warranties are true and accurate in all respects as at the date of this Agreement and will continue to be so up to and including Completion and agrees to use its best endeavors (including taking such remedial action as may be necessary) to ensure that the Warranties have remained and will remain true and accurate in all respects from the date of signing of this Agreement up to the time of Completion and acknowledge that the Purchaser, in entering into this Agreement, is relying on, inter alia, such Warranties.

7.2	The Vendor has full power to enter into and perform this Agreement and this Agreement will constitute, binding obligations on the Vendor, enforceable in accordance with the terms.

7.3	The Company and the Vendor agree that the Purchaser shall treat each of the Warranties (to the extent that they are applicable to them) as a condition of this Agreement. In addition, each of the Warranty is without prejudice to any other Warranty and, except where expressly otherwise stated, no provision in any Warranty shall govern or limit the extent or application of any other provision in any Warranty.

7.4	The Vendor agrees to fully indemnify and keep the Purchaser and its assignee fully indemnified on demand from and against all losses, liabilities, damages, costs and expenses (including legal expenses) which the Purchaser and its assignee may incur or sustain from or in consequence of any of the Warranties not being correct or fully complied with. This indemnity shall be without prejudice to any other rights and remedies of the Purchaser and its assignee in relation to any such breach of Warranties and all such rights and remedies are hereby reserved.

7.5	The Vendor’s Warranties are given subject to and qualified by:

(a)	those matters disclosed or referred to in, or evident or capable of being derived from this agreement or the Due Diligence Material;

(b)	any other information relating to the Company, the Business or the Sale Shares which has been made available to the Purchaser (including its officers, representatives, advisers, consultants or agents) by the Vendor or any of its officers, representatives, advisers, consultants or agents;

(c)	any other information available on public registers maintained by any Governmental Agency;

(d)	any information relating to the Company, the Business or the Sale Shares of which the Purchaser (including its officers, representatives, advisers, consultants or agents) has knowledge, actual or constructive, before Completion, whether as a result of the Purchaser’s investigations into the affairs of the Company, the Business or the Sale Shares or otherwise; and

(e)	information in the public domain as at the date of this Agreement.

7.6	The provisions of Clause 7.7 operate to limit the Liability of the Vendor to the Purchaser:

(a)	under or in respect of this Agreement; and

(b)	arising in any way in respect of the purchase of the Company, the Business or the Sale Shares by the Purchaser under this Agreement.

7.7	Limitations on Claims

(a)	No Claim may be brought against the Vendor unless a Notice of Claim has been given to the Vendor in accordance with Clause 7.8 on or before the date which is 12 months from the Completion Date.

(b)	The Vendor shall not be liable for any Claim or Liability howsoever arising from any breach of the Vendor’s Warranties:

(i)	to the extent that the facts and circumstances giving rise to the Claim or Liability have been disclosed to the Purchaser or its advisers in writing or are otherwise disclosed in this agreement;

(ii)	which would not have arisen but for a voluntary act, omission or transaction after the Completion Date by or on behalf of the Purchaser which was not in the ordinary course of business;

(iii)	to the extent that the Claim or Liability would not have arisen but for some act, omission, transaction or arrangement whatsoever carried out at the written request or with the written approval of the Purchaser prior to the Completion Date;

(iv)	which arises as a result of legislation which comes into force after the date of this Agreement and which is retrospective in effect;

(v)	which arises as a result of any change in administrative practice after the date of this Agreement;

(vi)	to the extent that the injury, loss or damage suffered by the Purchaser as a result of the breach is covered by an insurance policy held by or on behalf of the Purchaser and the Purchaser recovers compensation in respect of that injury, loss or damage from any of its insurers;

(vii)	to the extent that the Purchaser recovers the amount of that Claim from any third party; or

(viii)	which arises as a result of the Purchaser failing to act in accordance with any reasonable request of the Vendor in avoiding, resisting or compromising any Claim after being given a reasonable time in which to comply with any such request.

(c)	The Liability of the Vendor in respect of any Claim for breach of the Vendor’s Warranties shall be limited as follows:

(i)	the maximum aggregate liability of the Vendor in respect of all Claims for breach of the Vendor’s Warranties shall not exceed the amount calculated by multiplying the number of Consideration Shares by the Issue Price; and

(ii)	the Vendor shall not be liable for any individual Claim which does not exceed $150,000.

(d)	It is a condition of any Claim for breach of the Vendor’s Warranties that the Purchaser shall, upon any Claim being made or issued against the Purchaser which could lead to a Claim by the Purchaser for breach of the Vendor’s Warranties, give a Notice of Claim to the Vendor in accordance with Clause 7.8 and failing such Notice of Claim, the Vendor shall have no liability in respect thereof.

(e)	The amount of any compensation or damages payable by the Vendor in respect of any Claim for breach of the Vendor’s Warranties shall be computed after taking into account and giving full credit for any increase in the value of the Sale Shares between the Completion Date and the date of the Claim.

(f)	If any Claim for breach of the Vendor’s Warranties is brought under this Agreement in relation to any Liability of the Purchaser which is contingent only, the Vendor shall not be liable to make any payment in respect thereof until such contingent liability becomes an actual liability and is discharged by or on behalf of the Purchaser.

(g)	If the Vendor pays to the Purchaser any amount by way of compensation or damages for breach of the Vendor’s Warranties and the Purchaser subsequently recovers from a third party any amount relating to such breach, the Purchaser shall forthwith repay to the Vendor such amount previously paid by the Vendor or so much thereof as does not exceed the amount recovered from the third party.

(h)	None of the Vendor’s Warranties or any benefit or Claim thereunder may be assigned to any person without the prior written consent of the Vendor and the Liability of the Vendor and any subsisting Claim shall be withdrawn upon the Sale Shares or any of them ceasing to be owned by the Purchaser.

7.8	Notice of Potential Claim

(a)	If the Purchaser becomes aware of anything which is or may be reasonably likely to give rise to a Claim or Liability for breach of, or relating to, any the Vendor’s Warranties, it must notify the Vendor in writing (Notice of Claim):

(i)	setting out the act, matter or thing relied on as giving rise to the Claim, the Vendor’s Warranty the subject of the Claim and all relevant details of the Claim (including the amount claimed); and

(ii)	within 20 Business Days after it first comes to the Purchaser’s attention.

(b)	The Purchaser shall (subject to its being indemnified to its reasonable satisfaction against any Liability which may be incurred) take such action as the Vendor may reasonably request to avoid, resist, dispute, defend, compromise or appeal against such Claim and shall not without the prior written consent of the Vendor admit, settle or discharge any such Claim.

(c)	The Purchaser shall, prior to bringing any Claim against the Vendor, exhaust all other rights and remedies which he Purchaser may have against any third parties in connection with the subject matter of such Claim.

7.9	Consequential Loss

Notwithstanding any other provision of this agreement, the Vendor will not under any circumstances be liable to the Purchaser under, arising out of or in any way connected with this Agreement for any indirect or consequential loss or damage whether arising in contract or tort (including negligence or breach of any statutory duty).

7.10	Purchaser’s Indemnity

The Purchaser indemnifies the Vendor from all Claims and Liabilities which the Vendor suffers or incurs as a result of or in connection with (whether directly or indirectly) any breach of this Clause 9 by the Purchaser.

8.	PRE-COMPLETION OBLIGATIONS

8.1	The Company agrees to the Purchaser that from the date of this Agreement to the Completion Date, the Company and or its subsidiaries shall not do or procure to do any of the following without the express written consent of the Purchaser, and such consent shall not be unreasonably withheld.

(a)	Issue any shares;

(b)	dispose of or agree to dispose of or grant any option in respect of any part of its assets;

(c)	borrow any money or make any payments out of or drawings on its bank account(s) other than routine payments;

(d)	enter into any unusual or abnormal contract or commitment;

(e)	make any loan;

(f)	enter into any leasing hire purchase or other agreement or arrangements for payment on deferred terms;

(g)	declare, make or pay any dividend or other distribution or do or suffer anything which may render its financial position less favorable than as at the date of this Agreement;

(h)	grant or issue or agree to grant or issue any mortgages charges debentures or other securities or give or agree to give any guarantees or indemnities;

(i)	make any change in the terms and conditions of employment or pension benefits of any of its directors or employees or employ or terminate (other than for good cause) the employment of any person;

(j)	permit any of its insurances to lapse or do anything which would make any policy of insurance void or voidable;

(k)	create issue or grant any option in respect of any class of share or loan capital or agree so to do;

(l)	in any other way depart from the ordinary course of its respective day-to-day business either as regards the nature scope or manner of conducting the same;

(m)	alter any provisions of its memorandum or articles of association or other constitutional documents;

(n)	voluntarily contravene or fail to comply with any material obligation, statutory or otherwise; or

(o)	do anything whereby its financial position will be rendered less favorable than at the date hereof.

8.2	The Company warrants and undertakes that, as at the Completion Date the Company shall have no liability (including known, actual or contingent) other than amounts disclosed in the Completion Accounts.

9.	ACCESS TO INFORMATION

The Company shall assist the Purchaser, its agents, representatives and professional advisers in obtaining promptly on request full access to all such facilities and information regarding the business, assets, liabilities, contracts and affairs of the Company and other evidence of ownership of the assets owned by the Company as the Purchaser may require.

10.	FURTHER ASSURANCE

The Vendor shall execute, do and perform or procure to be executed, done and performed by other necessary persons all such further acts, agreements, assignments, assurances, deeds and documents as the Purchaser may require effectively to vest the registered and beneficial ownership of their respective Sale Shares in the Purchaser free from all Encumbrances and with all rights now and hereafter attaching thereto.

11.	CONFIDENTIALITY AND ANNOUNCEMENTS

11.1	Each of the parties undertakes to the others that it will not, at any time after the date of this Agreement, divulge or communicate to any person other than to its professional advisers, or when required by law or any rule of any relevant stock exchange body, or to its respective officers or employees whose province is to know the same any confidential information concerning the business, accounts, finance or contractual arrangements or other dealings, transactions or affairs of any of the others which may be within or may come to its knowledge and it shall use its best endeavors to prevent the publication or disclosure of any such confidential information concerning such matters.

11.2	No public announcement or communication of any kind shall be made in respect of the subject matter of this Agreement unless specifically agreed between the parties or unless an announcement is required pursuant to the applicable laws and the regulations or the requirements of any regulatory body or authority. Any announcement by any party required to be made pursuant to any relevant laws or regulation or the requirements of any regulatory body or authority shall be issued only after such prior consultation with the other party as is reasonably practicable in the circumstances.

12.	GENERAL

12.1	This Agreement constitutes the entire agreement between the parties hereto with respect to the matters dealt with herein and supersedes all previous agreements, arrangements, statements, understandings or transactions between the parties hereto in relation to the matters hereof and the parties acknowledge that no claim shall arise in respect of any agreement so superseded.

12.2	Any variation to this Agreement shall be binding only if recorded in a document signed by all the parties hereto.

12.3	Time shall be of the essence of this Agreement but no failure by any party to exercise, and no delay on its part in exercising any right hereunder will operate as a waiver thereof, nor shall any single or partial exercise of any right under this Agreement (including a settlement with the Vendor) preclude any other or further exercise of it or the exercise of any right or prejudice or affect any right against any person under the same liability whether joint, several or otherwise. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

12.4	This Agreement shall be binding upon and enure for the benefit of the successors of the parties but shall not be assignable.

12.5	All provisions of this Agreement, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

12.6	If any provision of this Agreement shall be held to be illegal or unenforceable, the enforceability of the remainder of this Agreement shall not be affected.

12.7	Time shall be of the essence as regards any date or period mentioned in this Agreement and any date or period substituted for the same by agreement of the parties hereto or otherwise.

13.	NOTICES

13.1	Any notice required to be given by any party hereto to any other shall be deemed validly served by hand delivery or by prepaid registered letter sent through the post (airmail if to an overseas address) or by facsimile transmission to its address given herein or such other address as may from time to time be notified for this purpose and any notice served by hand shall be deemed to have been served on delivery, any notice served or by facsimile transmission shall be deemed to have been served when sent and any notice served by prepaid registered letter shall be deemed to have been served 5 days (7 days in the case of a letter sent by airmail to an address in another country) after the time at which it was posted and in providing service it shall be sufficient (in the case of service by hand and prepaid registered letter) to provide that the notice was properly addressed and delivered or posted, as the case may be, and in the case of service by facsimile transmission to prove that the transmission was confirmed as sent by the originating machine.

14	COSTS AND STAMP DUTY

14.1	Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the preparation, negotiation, execution and performance of this Agreement and all documents incidental or relating to Completion.

14.2	All stamp duty (if any) payable in connection with the sale and purchase of the Sale Shares shall be borne by the Vendor and the Purchaser in equal shares.

15	GOVERNING LAW AND JURISDICTION

15.1	This Agreement shall be governed by and construed in accordance with the laws of South Australia.

15.2	In relation to any legal action or proceedings to enforce this Agreement or arising out of or in connection with this Agreement (“proceedings”) each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of South Australia and waives any objection to proceedings in that court on the grounds of venue or on the grounds that the proceedings have been brought in any inconvenient forum.

15.3	These submissions shall not affect the right of any party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any party from taking proceedings in any other jurisdiction.

16	LEGAL REPRESENTATION

Each party confirms and acknowledges to the other that has sought separate legal representation and is fully aware of the provisions of this Agreement and the transactions contemplated herein before entering into this Agreement.

17	COUNTERPARTS

This Agreement may be executed in one or more counter parts each of which shall be binding on each party by whom or on whose behalf it is so executed, but which together shall substitute a single instrument. For the avoidance of doubt, this Agreement shall not be binding on any party hereto unless and until it shall have been executed by or on behalf of all persons expressed to be a party hereto.

SCHEDULE 1

Warranties

In this Schedule, unless the context otherwise indicates each of the Warranties shall be deemed to repeated mutatis mutandis at the date of this Agreement and at Completion.

1.	INTERPRETATION

In this schedule where the context admits:-

“Accounts” means the unaudited consolidated balance sheet of the Company and its Subsidiary made up as at the Balance Sheet Date and the unaudited profit and loss accounts of the Company for the period from 20 July 2022 (inception date) to the Balance Sheet Date;

“Balance Sheet Date” means 31 May 2023;

“Intellectual Property” means patents, trademarks, service marks, trade names, registered designs, designs, copyrights and other forms of intellectual or industrial property (in each case in any part of the world and whether or not registered or registrable and for the full period thereof and all extensions and renewals thereof and applications for registration of or otherwise in connection with the foregoing), know-how, inventions, formulae, confidential or secret processes and information, computer programs and software, and any other protected rights and assets, and any licenses and permissions in connection therewith;

“Subsidiary” means 50% equity interest in Admiral Energy Corporation Pty Ltd, a company incorporated in Australia.

2.	INFORMATION

(A)	Disclosures

The facts and information set out in the recitals and, the Schedules and all documents attached are true and all information which has been provided in writing to the Purchaser or its representatives or advisers by any Director, officer or other official of the Company or by their respective professional advisers or other agents was when given and is now true and accurate in all material respects. There is no fact or matter which has not been disclosed which renders any such information untrue, inaccurate or misleading or the disclosure of which might reasonably affect the willingness of a willing purchaser to purchase the Sale Shares in accordance with the provisions of this Agreement.

(B)	Assessment of prospects

The information disclosed to the Purchaser or its representatives or professional advisers, by the Directors, officers or other officials of the Company regarding the current trading and prospects of the Company comprises all information (including budgets and forecasts) which is material for the reasonable assessment of the financial and trading prospects of the Company.

3.	COMPLIANCE

(A)	Constitution of the Company

The copy of the memorandum and articles of association of the Company which is provided to the Purchaser is true and complete in all respects and has embodied in it or annexed to it a copy of every such resolution and agreement required by law to be annexed to it and the Company has at all times carried on its business and affairs in all respects in accordance with its memorandum and articles of association and all such resolutions and agreements.

(B)	Statutory compliance

The Company is a duly organised limited liability company validly existing under the laws of the place of its incorporation and has the corporate powers and authorises to carry on the business presently carried on by it and to own and hold the assets used therewith. The Company has complied with the provisions of all applicable laws, regulations (and all orders notices and directions made thereunder) and all applicable codes or practices. All returns, particulars, resolutions and other documents required to be filed with or delivered to the registrar of companies or to any other authority whatsoever by the Company have been correctly and properly prepared and so filed or delivered.

4.	CAPITAL STRUCTURE

(A)	Capital of the Company

The Sale Shares constitute 100% of the issued share capital of the Company as at the date of this Agreement and are fully paid up. There is no Encumbrance or other form of agreement (including conversion rights and rights of pre-emption) on, over or affecting the Sale Shares or any unissued shares, debentures or other securities of the Company and there is no agreement or commitment to give or create any of the foregoing, and no claim has been made by any person to be entitled to any of the foregoing, and no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital of the Company under any of the foregoing.

(B)	Ownership

All the Sale Shares are solely legally and beneficially owned by and registered in the name of the Vendor.

(C)	Reorganisation of share capital

The Company has not at any time:

(i)	repaid, redeemed or purchased or agreed to repay, redeem or purchase any of its shares, or otherwise reduced or agreed to reduce its issued share capital or any class of it; or

(ii)	capitalised or agreed to capitalise in the form of shares, debentures or other securities or in paying up any amounts unpaid on any shares, debentures or other securities, any profits or reserves of any class or description or passed or agreed to pass any resolution to do so.

5.	ACCOUNTS

(A)	General

The Accounts:

(i)	will be prepared in accordance with the requirements of all relevant laws, statutes, with good accounting principles and practices generally accepted at the date hereof in Australia for companies carrying on a similar business to that of the Company comply with the laws and regulations and all relevant statements of standard accounting practice and accounting guidelines issued by the relevant authorities, are prepared on a basis consistent with preceding accounting periods of the Company and with the books of account of the Company and are true and accurate in all material respects;

(ii)	disclose a true and fair view of the assets and liabilities of the Company at the Balance Sheet Date and of its profits for the financial period on such date;

(iii)	contain full provision or reserve for bad and doubtful debts, burdensome contracts or other obligations, obsolescent or slow moving stocks and for depreciation on fixed assets, which provision or reserve was when made and is now adequate;

(iv)	contain a note of all capital commitments of the Company at the Balance Sheet Date, which note was when made and is now adequate, fair and not misleading; and

(v)	contain full provision or reserves (as appropriate) for all Taxation.

(B)	Liabilities

At the Balance Sheet Date, the Company had no liabilities known, actual or contingent (including contingent liabilities to customers and contingent liabilities for Taxation) which were not disclosed, noted or provided for in the Accounts,

(C)	Subsidiary Company

At the Balance Sheet Date and at Completion Date, the Company owns 50% interest in Subsidiary and the issued share capital of the Subsidiary is fully paid up. The Company and the other shareholder of the Subsidiary have entered into a shareholder agreement amongst the Company, Admiral Global DMCC and Subsidiary dated 19 January 2023 (“Admiral Shareholder Agreement”) which details the rights of the shareholders and the management and governance of the Subsidiary, including pre-emptive rights on share transfer and share issuance.

(D)	Company’s Operation

Since the Company’s inception, the Company has not conducted any operation and has not entered into any agreement or contract or commitment, other than to sign the Admiral Shareholder Agreement.

(E)	Subsidiary’s Operation

Since the Subsidiary’s inception, the Subsidiary has not conducted any operation and has not entered into any agreement or contract or commitment.

(F)	Books of account

All accounts, books, ledgers, financial and other necessary records of whatsoever kind of the Company and Subsidiary (including all invoices and other records required for tax):

(i)	have been fully, properly and accurately maintained, are in the possession of the Company and contain true and accurate records of all matters including those required to be entered in them by applicable laws and no notice or allegation that any of the same is incorrect or should be rectified has been received;

(ii)	do not contain or reflect any material inaccuracies or discrepancies;

(iii)	give and reflect a true and fair view of the matters which ought to appear in them and in particular of the financial, contractual and trading position of the Company and of its assets and liabilities (actual and contingent), debtors and creditors and stock-in trade; and

(iv)	contain accurate information in accordance with generally accepted accounting principles in Australia relating to all transactions to which the Company has been a party and the Accounts do not overstate the value of any asset or understate any liability of the Company at the Balance Sheet Date.

6.	POST BALANCE SHEET DATE EVENTS

Since the Balance Sheet Date, the Company:

(A)	Business

has carried on its business in the ordinary and usual course and without entering into any transaction, assuming any liability or making any payment not provided for in the Accounts which is not in the ordinary course of business and without any interruption or alteration in the nature, scope or manner of its business and nothing has been done which would be likely to prejudice the interests of the Purchaser as a prospective purchaser of the Sale Shares;

(B)	Financial position and prospects

has not experienced any deterioration in its financial or trading position or prospects or turnover or suffered any diminution of its assets by the wrongful act of any person and the value of its net assets is not less than the value of its net assets as at the Accounts Date as shown by the Accounts and the Company has not had its business, profitability or prospects adversely affected by the loss of any important customer or source of supply or by any abnormal factor not affecting similar businesses to a like extent and there are no facts which are likely to give rise to any such effects;

(C)	Assets and liabilities

has not acquired or disposed of or agreed to acquire or dispose of any assets or assumed or incurred or agreed to assume or incur any liabilities (actual or contingent) otherwise than in the ordinary course of business;

(D)	Distributions and loan repayments

has not declared, made or paid any dividend, bonus or other distribution of capital or income (whether a qualifying distribution or otherwise) and (excluding fluctuations in overdrawn current accounts with bankers) no loan or loan capital of the Company has been repaid in whole or in part or has become due or is liable to be declared due by reason of either service of a notice or lapse of time or otherwise howsoever;

(E)	Liability to tax

has not carried out or entered into any transaction and no other event has occurred in consequence of which (whether alone or together with any one or more transactions or events occurring before, on or after the date of this Agreement) any liability of the Company to Taxation has arisen or will arise (or would have arisen or would or might arise but for the availability of any relief, allowance, deduction or credit) other than profits tax on the actual income (not chargeable gains or deemed income) of the Company arising from transactions entered into in the ordinary course of business;

(F)	Employees

has not made any change to the remuneration, terms of employment, emoluments or pension benefits of any present or former director, officer or employee of the Company and has not appointed or employed any additional director, officer or employee entitled as aforesaid;

(G)	Debts

has not waived or released any debts in whole or in part and has not written off debts in an amount exceeding US$10,000 (or its equivalent in any other currency) in the aggregate;

(H)	Contracts

has not entered into contracts involving capital expenditure in an amount exceeding in the aggregate US$10,000 (or its equivalent in any other currency);

(I)	Resolutions

(including any class of its members) has not passed any resolution whether in general meeting or otherwise;

(J)	Third party rights

has not become aware that any event has occurred which would entitle any third party to terminate any contract or any benefit enjoyed by it or call in any money before the normal due date therefor;

(K)	Stock-in-trade

has not purchased stocks in quantities or at prices materially greater than was the practice of the Company prior to the Balance Sheet Date;

(L)	Creditors

has paid its creditors within the times agreed with such creditors;

(M)	Borrowings

has not borrowed or raised any money or taken any financial facility (except such short term borrowings from bankers as are within the amount of any overdraft facility which was available to the Company at the Balance Sheet Date) or since the Balance Sheet Date renegotiated or received any notice from any banker that such banker wishes to renegotiate any overdraft facility available to the Company at the Balance Sheet Date.

7.	TRANSACTIONS WITH VENDOR AND DIRECTORS

(A)	Loans and debts

There is not outstanding:

(i)	any indebtedness or other liability (actual or contingent) owing by the Company to the Vendor or any director of the Company or any of them owing to the Company by the Vendor or any director of the Company; or

(ii)	any guarantee or security for any such indebtedness or liability as aforesaid.

(B)	Contracts and arrangements

There is not now outstanding, any agreement, arrangement or understanding (whether legally enforceable or not) to which the Company is a party or has an interest and in which the Vendor or any director of the Company is interested whether directly or indirectly other than those arm’s length contracts disclosed to the Purchase.

(C)	Intellectual Property

The Vendor nor any director of the Company either individually, collectively or with any other person or persons are not interested in any way whatsoever in any Intellectual Property used by the Company.

(D)	Benefits

The Vendor nor any director of the Company, is entitled to or has claimed entitlement to any remuneration, compensation or other benefit from the Company other than those disclosed to the Purchaser.

8.	FINANCE

(A)	Options, guarantees etc.

The Company is not responsible for the indebtedness of any other person, and in particular but without prejudice to the generality of the foregoing is not a party to any option or pre-emption right or a party to any guarantee or suretyship or any other obligation (whatever called) to pay, purchase or provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities or the purchase of assets or services or otherwise) for the payment of or as an indemnity against the consequence of default in the payment of any indebtedness of any other person.

9.	TAXATION

(A)	General

(i)	Notices and returns

All notices, returns and computations of the Company for the purposes of Taxation have been made punctually on a proper basis and are correct and none of them is, or is likely to be, the subject of any dispute with any fiscal authority.

(ii)	Payment of tax due

All Taxation which the Company is liable to pay prior to Completion has been or will be so paid prior to Completion or be subject to an agreed payment plan with the Australia Taxation Office.

(iii)	Penalties or interest on tax

The Company has not paid or become liable to pay any penalty, fine or interest charged by virtue of the provisions of any Taxation statute, law, rule or regulation other than has been disclosed to the Purchaser.

(iv)	Compliance with tax collection obligations

(a)	All tax deductible and payable under any Taxation statute, law, rule or regulation has, so far as is required to be deducted, been deducted from all payments made or treated as made by the Company and all amounts due to be paid to all relevant Taxation authorities prior to the date of this Agreement have been so paid or are subject to an agreed payment plan with the Australia Taxation Office.

(b)	All payments by the Company to any person which ought to have been made under deduction of tax have been so made and the Company (if required by law to do so) has accounted to the relevant fiscal authority for the tax so deducted.

(c)	Proper records have been maintained in respect of all such deductions and payments and all applicable regulations have been complied with.

(v)	No back duty investigation

The Company has not in the last 2 years been the subject of a discovery, audit or investigation by any Taxation authority and there are no facts which are likely to cause a discovery, audit or investigation to be made.

(vi)	Tax provision

Full provision or reserve has been made in the Accounts for all Taxation assessed or liable to be assessed on the Company or for which it is accountable in respect of income, profits or gains earned, accrued or received on or before the Balance Sheet Date, including distributions made down to such date or provided for in the Accounts, and proper provision has been made in the Accounts for deferred taxation in accordance with internationally accepted accounting standards.

(vii)	Anti-avoidance provisions

The Company has not entered into or been a party to any scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of or the reduction in liability to taxation.

(viii)	Calculation of tax liability

The Company has sufficient records to permit accurate calculation of the tax liability or relief which would arise upon a disposal or realisation on completion of each asset owned by the Company at the Balance Sheet Date or acquired by the Company before Completion.

(ix)	Claims and disclaimers

The Company has duly submitted all claims and disclaimers the making of which has been assumed for the purposes of the Accounts.

(x)	Sales at under-value or over-value

The Company has not been a party to any sale or other disposal of an asset either at an under-value or an over-value.

10.	OTHER ASSETS

(A)	Assets and charge

(i)	All assets of the Company which are included in the Accounts or have otherwise been represented as being the property of the Company or which were at the Balance Sheet Date used or held for the purposes of its business were at the Balance Sheet Date in the absolute beneficial ownership of the Company and (except for assets disposed of or realised by the Company in the ordinary course of business) the Company is the absolute beneficial owner of and has good, marketable title to all such assets and all such assets are in the possession and control of the Company and are sited within Australia.

(ii)	All assets which have been acquired by the Company since the Balance Sheet Date are (except as aforesaid) now in the absolute beneficial ownership of the Company and in the possession and control of the Company and none is the subject of any encumbrance (excepting only liens arising in the normal course of trading) nor has the Company created or agreed to create any encumbrance or entered into any factoring arrangement, hire-purchase, conditional sale or credit sale agreement which has not been disclosed and in respect of any such encumbrance, arrangement or agreement so disclosed there has been no default by the Company in the performance or observance of any of the provisions thereof.

11.	INTELLECTUAL PROPERTY

(A)	Ownership and rights

(i)	General

Full particulars of all Intellectual Property owned or otherwise exploited or used by the Company in any part of the world will be disclosed to the Purchaser during the due diligence to be conducted by the Purchaser. All Intellectual Property exploited or used by the Company is in the absolute beneficial ownership of the Company or the Company is a licensee of the same pursuant to an Intellectual Property Agreement and the Company does not own, use, exploit or have any other interest in any Intellectual Property which has not been disclosed. In particular but without prejudice to the generality of the foregoing, none of the Intellectual Property disclosed is jointly owned by the Company and a third party.

(ii)	Enforcement

All applications for any Intellectual Property owned, used or otherwise exploited by the Company are being diligently prosecuted; patents, registered trademarks and registered designs and other similar registered or recorded Intellectual Property rights owned, used or otherwise exploited by the Company have been maintained; nothing has been done to diminish or otherwise affect the reputation of unregistered trademarks, trade names, brand names or owned, used or otherwise exploited by the Company; no copying or reproduction of the copyright material owned, used or otherwise exploited by the Company has been permitted (expressly or by implication); the technical information and other knowhow owned, if any, used or otherwise exploited by the Company has been kept confidential; and (where applicable) all application, registration and renewal fees necessary to procure, register, record or maintain the Intellectual Property have been paid.

(iii)	Intellectual Property Agreements

All Intellectual Property Agreements have been disclosed and are valid and binding; none has been the subject of any breach or default by any party thereto or of any event which with notice or lapse of time or both would constitute a default; nor are there any disputes, claims or proceedings arising out of or relating to the Intellectual Property Agreements. The Company has not authorised or otherwise permitted, expressly or by implication, any use whatsoever of the Intellectual Property owned, used or otherwise exploited by the Company save insofar as any such authority is contained in the appropriate Intellectual Property Agreements. The Company does not use or otherwise exploit any Intellectual Property belonging to a third party save insofar as it is licensed to do so in the appropriate Intellectual Property Agreements. All such agreements have been duly recorded or registered with the proper authorities whenever a requirement to do so exists.

IN WITNESS whereof this Agreement has been duly executed by all parties hereto the day and year first above written

SIGNED by:	)
For and on behalf of	)
TEKO LTD	)	/s/ CHAN Ting Yam
In the presence of:	)

SIGNED by:	)
For and on behalf of	)
INTEGRATED MEDIA TECHNOLOGY LIMITED	)	/s/ Megat Radzman
In the presence of:	)

SIGNED by:	)
For and on behalf of	)	/s/ Con Unerkov
TEKO ENERGY PTY LTD	)
In the presence of:	)